Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

2

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

***

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Department

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL’S BOARD OF DIRECTORS WILL STUDY WHETHER IT ACCEPTS THE CONDITIONS TO CONTINUE MOVING FORWARD WITH THE OPA

Gas Natural values with satisfaction the approval of the transaction, with conditions, by the Council of Ministers.

Gas Natural’s board of directors will meet next week, in a special session, to analyze the conditions imposed today by the Council of Ministers to carry out the transaction.

Gas Natural is satisfied with the Government’s approval, despite having imposed a set of conditions that must now be analyzed, since some of them are not part of the scheme initially proposed by the company.

Since the tender offer for Endesa was launched on September 5, 2005 the transaction has followed the planned schedule and, with the Government’s decision today, all regulatory formalities have been concluded. Following the decision to be adopted by Gas Natural’s board of directors, if the transaction continues forward, the National Securities Commission (Comision Nacional de Mercado de Valores) (CNMV) may resolve on the authorization of the tender offer, which, as the case may be, will enable to start the acceptance period.

The purpose of the transaction is to create one of the premier energy companies in the world, integrating the natural gas and electricity businesses, in line with ongoing projects in the European sector.

Below you will find a free translation of the Council of Ministers’ resolution published in Spanish language on the CNMV’s website, in case of discrepancies the Spanish version will prevail.

Barcelona, February 3, 2006

RESOLUTION OF THE COUNCIL OF MINISTERS

Whereby, in accordance with Article 17, letter b) of Antitrust Law 16/1989,

of July 17, it is decided to subordinate the approval of the economic concentration transaction, consisting of the takeover of exclusive control of ENDESA, S.A.

by GAS NATURAL SDG, S.A., to compliance with conditions

The Second Vice President of the Government and Minister of the Economy and Treasury proposes to the Council of Ministers the following Resolution:

IN VIEW OF the notification made to the Antitrust Authority (Servicio de Defensa de la Competencia) by GAS NATURAL SDG, S.A., as provided in Article 15, paragraph 1 of Antitrust Law 16/1989 of July 17, relating to the economic concentration transaction consisting of the takeover of exclusive control of ENDESA, S.A. by GAS NATURAL SDG, S.A., by means of a public offer to acquire 100% of its capital stock, which notification gave rise to File N-05082 of the Authority.

WHEREAS, the Antitrust Authority proceeded to study said file, making a proposal, together with its report, to the Second Vice President of the Government and Minister of the Economy and Treasury, who, as provided in Article 15 bis of said Law 16/1989, resolved to send the file to the Antitrust Court (Tribunal de Defensa de la Competencia).

WHEREAS, the National Energy Commission (Comisión Nacional de la Energía) issued a report in which, taking into account the horizontal, vertical and aggregate effects of the transaction in the various markets, it recommends to the Government that the transaction be authorized, subject to various, essentially structural, conditions, to offset all detected impacts.

WHEREAS, the Antitrust Court, after studying said file, has issued an opinion in which it considered that, taking into account, the effects on competition that the transaction could cause, and after evaluating the possible offsetting elements of the restrictions which are considered, it was appropriate to declare the notified transaction to be invalid.

WHEREAS, pursuant to Article 17 of Law 16/1989, it is incumbent on the Government, at the proposal of the Minister of the Economy and Treasury, to decide on the validity of the economic concentration transaction in question, being able to subordinate its approval to compliance with conditions.

IN VIEW OF the applicable legislation,

THE COUNCIL OF MINISTERS, at the proposal of the Second Vice President of the Government and Minister of the Economy and Treasury,

RESOLVES: In accordance with the provisions of Article 17, letter b) of Antitrust Law 16/1989 of July 17, to subordinate the approval of the economic concentration transaction consisting of the takeover of exclusive control of ENDESA, S.A. by GAS NATURAL SDG, S.A. to compliance with the following conditions:

One.-	GAS NATURAL shall release into the market the annual amount of natural gas equal to that imported into the Spanish market by ENDESA during 2005.

Two.-	GAS NATURAL shall release into the market the annual surplus from the SAGANE I agreement over the amount necessary to ensure the supply at rate, with a maximum of 1 bcm., to be allocated in monthly amounts with an annual horizon.

Three.-	a) The allocation of gas for Conditions One and Two shall be through public auction in which any operator may participate, who evidences compliance with the requirements provided in Condition Sixteen.

b) The release of the gas for Conditions One and Two shall be carried out for three years starting in 2007 inclusive. The first auctions shall be held prior to December 31, 2006.

c) The exact terms of the auction procedure shall be determined by the National Energy Commission within a two-month period following adoption of this Resolution of the Council of Ministers. In all cases, the auction shall guarantee transparent and non-discriminatory access by any current or future competitor in the natural gas market in Spain. The terms of the applicable gas supply contracts shall be in line with the customary practices of the Spanish market.

d) As a result of the auction, GAS NATURAL shall supply to the winning bidder the amount of gas applicable to any of the points of entry to the peninsular system.

e) The minimum put-up price (“precio de salida”) of the auctions shall be determined on the basis of the effective cost of gas supply (“aprovisionamiento”). The price received by GAS NATURAL as payment for the gas acquired under Condition Two during the first two years shall correspond to that of the SAGANE I agreement. The surplus over said price resulting from the auction shall be applied by GAS NATURAL to increase the investments planned for upgrading gas storage infrastructures and energy transportation and distribution networks.

Four.-	GAS NATURAL shall proceed to sell the equity holdings in ENDESA, S.A. to the companies SAGGAS S.A. and REGANOSA S.A.

Five.-	GAS NATURAL shall sell any direct or indirect shareholder interest in ENAGAS S.A. which exceeds 1% and may not have any representative on the board of directors of that company.

Six.-	GAS NATURAL shall sell electricity power generation plants with an installed capacity in peninsular Spain equivalent to 4,300 MW of withdrawable power generation sources with a remaining useful life of at least 10 years, which shall include a minimum of 400 MW in Catalunya as well as Andalusia.

Specifically, it must sell combined cycle or modulable hydraulic plants with an installed capacity equivalent to 1,200 MW.

Seven.-	For a term of two years from the execution of the concentration transaction, GAS NATURAL may not acquire from third parties, either directly or indirectly, any combined cycle electricity power generation plan which is in operation or in testing stage.

Eight.-	GAS NATURAL shall grant a unilateral termination right without penalty to its current customers in the supply (aprovisionamiento) of natural gas for combined cycle power generation.

Nine.-	GAS NATURAL shall sell the equivalent of its retail supply business at open (marketing) prices for electricity and the ENDESA gas marketing business. To that end, it shall segregate the applicable assets and contracts into at least one company that meets the requirements provided in Condition Sixteen.

Ten.-	GAS NATURAL shall sell its direct or indirect interest in the share capital of any independent competitor in gas and electricity marketing. Specifically, it must sell its interest in Naturgas Energía Grupo, S.A. (formerly Naturcorp Multiservicios, S.A.) and in Gas Natural de Álava, S.A.

Eleven.-	GAS NATURAL shall sell natural gas distribution assets that include complete networks and supply contracts at rate with at least 1,500,000 points of supply, creating at least two new operators with at least 250,000 points of supply each.

Twelve.-	Within a term of six months from the execution of the concentration transaction, GAS NATURAL shall assign to an independent company or entity involved in any power supply activity the ability to formalize changes of supplier by customers of electricity and natural gas, both at rate and at free market, whose points of supply are in areas where the transaction may lead to an overlap of electricity and natural gas networks under GAS NATURAL’s control.

To fulfill this condition, it shall be essential to make available to such independent company or entity in charge of managing the changes of supplier the databases referred to in Article 43 of Royal Decree 1434/2005 of December 27, which regulates the activities of transportation, distribution, marketing, supply and authorization procedures of natural gas facilities, and Article 7 of Royal Decree 1435/2005 of December 27, which regulates the basic conditions of power procurement [offtake] contracts and low tension network access.

Thirteen.-	GAS NATURAL must conform its structure so as to ensure the functional separation between the regulated businesses and non-regulated businesses. In particular, GAS NATURAL shall ensure the functional separation of the distribution and retail supply network businesses.

Fourteen.-	For purposes of the above, GAS NATURAL shall be deemed to be formed by GAS NATURAL SDG S.A. and the companies controlled by it.

Fifteen.-	The assets being divested pursuant to the preceding conditions must be sold together with the agreements, personnel and other material and non-material resources required for its proper autonomous operation. If necessary, the corresponding gas supply (aprovisionamiento) contracts shall be included, as well as the supply contracts with customers at open price or at rate.

With respect to the combined cycle plants mentioned in Condition Six, GAS NATURAL shall offer the supply of gas necessary for their operation during the two years following the sale of such plants in conditions equivalent to those existing prior to the concentration transaction.

Sixteen.-	The sale of the assets to be divested pursuant to the preceding conditions shall be subject, upon a report from the National Energy Commission, to the prior authorization of the Antitrust Authority, which shall evaluate the suitability of the purchaser proposed by GAS NATURAL in accordance with the following requirements:

a) It is an existing or potential competitor, viable and unrelated to GAS NATURAL.

b) It has financial resources separate from the seller, demonstrated experience and incentives to maintain and develop the assigned activity. In particular, the purchaser must be capable of guaranteeing compliance with the requirements established by the applicable sector laws, to carry out the corresponding activity and assume the original strategic plans of the applicable networks.

c) It does not create new competition problems or create risks which would delay implementation of the commitment.

This condition is deemed to be without prejudice to the authorizations that may be required under current rules, and specifically, as the case may be, those derived from the control of business concentrations by the applicable competition authorities.

Seventeen.-	The sale of assets provided in the preceding conditions shall be in accordance with the schedule set forth below, which shall be counted starting from the time the concentration transaction is executed by the takeover of ENDESA:

a) GAS NATURAL shall have a confidential term to conclude agreements for purchase of such assets with third party operators. Such purchase may be agreed in terms freely negotiated by the parties, provided that it does not include the exchange of assets in Spain.

b) If GAS NATURAL has not been able to comply with the applicable condition at the end of the term specified in the preceding paragraph, it shall grant a mandate to an independent third party who will proceed with the divestiture (divestiture trustee) for purposes of executing the applicable purchase agreements within a maximum confidential term.

c) With respect to the sale of electricity power generation assets provided in Condition Six, GAS NATURAL shall sell plants with an installed capacity equivalent to 2,800 MW, including the plants in Catalunya and Andalusia, in accordance with the schedule set forth in points a) and b) above. The assets equivalent to the additional 1,500 MW must be sold in a similar process and according to the time frames provided in paragraphs a) and b) above, which shall be counted from the end of the maximum term set forth therein.

The applicable condition shall be understood to be fulfilled when GAS NATURAL has executed a purchase agreement solely subject to the condition precedent of the approval of the purchaser as provided in Condition Sixteen, to the legal and technical detailed inspection of the assets and, if necessary, to the authorizations that may be required pursuant to the laws in effect.

In the event that any circumstance arises that may delay the effective execution of the divestitures provides in the preceding conditions, GAS NATURAL shall immediately inform the Antitrust Authority. At the request of GAS NATURAL, and upon a report from the National Energy Commission, the Council of Ministers may agree, in view of the existing circumstances, to extend the maximum time periods for the divestiture set forth in this condition.

In the event that the proposed purchase is subject to control of concentrations and the applicable competition authorities do not authorize it, the Antitrust Authority may decide, given the existing circumstances, that the corresponding assets be sold by the divestiture trustee pursuant to paragraph b) of this condition.

Eighteen.-	During the transitory period between the acquisition by GAS NATURAL for control of ENDESA and the effective sale of assets provided in the preceding conditions, GAS NATURAL shall refrain from adopting decisions that may jeopardize the autonomous management and assurance of maintenance of value of such assets. Likewise, GAS NATURAL shall not have access to the sensitive information concerning ENDESA’s assets which are included in the divestiture package.

For purposes of guaranteeing compliance with this condition, the Government shall appoint an independent manager of the assets for divestiture, at the proposal of GAS NATURAL and upon a report from the National Energy Commission. Said manager shall be compensated by GAS NATURAL, without such compensation structure jeopardizing his independence and efficiency in the performance of his work.

Nineteen.-

Within a one-month period from the date of this Resolution of the Council of Ministers, GAS NATURAL SDG, S.A. must file with the Antitrust Authority a confidential detailed plan of actions and time frames for the implementation of the conditions contained therein. The Plan of Action shall contain a specific proposal for appointing and issuing a mandate to a divestiture trustee as provided in paragraph b)

of Condition Seventeen, as well as the procedure to appoint the independent manager in Condition Eighteen. In all cases, sufficient guarantees must be established with respect to the access to sensitive commercial information concerning the assets to be divested which were not controlled by GAS NATURAL prior to the concentration transaction.

Within a maximum one-month period, such plan must be approved, upon a report from the National Energy Commission, by the Antitrust Authority, which authority may introduce into such plan the modifications that it considers timely for the adequate fulfillment of the conditions of this Resolution.

GAS NATURAL shall provide to the Antitrust Authority, the independent manager and the divestiture trustee, all relevant information for the proper exercise of their duties. In particular, with respect to the sale of assets, GAS NATURAL shall inform the Antitrust Authority, on at least a monthly basis, with respect to the contacts and negotiations with potential purchasers of the assets to be divested and shall provide a draft purchase agreement, as well as a report on the potential purchaser, which shall contain all relevant information to determine compliance with the requirements set forth in Condition Sixteen.

Twenty.-	By virtue of Article 18.3 of Antitrust Law 16/1989 of July 17, the Antitrust Authority is entrusted with supervising the execution of and compliance with this Resolution of the Council of Ministers, having for that purpose the cooperation of the National Energy Commission. The Authority may also request information or initiate actions of the divestiture trustee provided in Condition Seventeen and of the independent manager of the assets to be divested during the transitory period provided in Condition Eighteen.

This Resolution is deemed to be without prejudice to the authorizations that may be required pursuant to the laws in effect. Similarly, it is understood to be without prejudice to the provisions of the National Energy Commission in its resolution of November 8, 2005 issued pursuant to Function 14 of Additional Provision XI of Law 34/1998 of October 7, on the Hydrocarbons Sector.